Exhibit (99.11)

ISSN 1718-8369

Volume 2, number 8	February 5, 2008

AS AT NOVEMBER 30, 2007

November 2007 highlights

☐            The budgetary balance for November 2007 indicates that revenue is running $165 million ahead of expenditure.

☐            Budgetary revenue amounts to $5.2 billion, an increase of $852 million compared to last year. Own-source revenue stands at $4.1 billion, while federal transfers amount to $1.1 billion.

☐            Program spending is up by $222 million compared to November 2006 and stands at $4.5 billion. This increase is attributable, in particular, to the rise in spending relating to the health and social services network.

☐            Debt service stands at $551 million, down $35 million compared to last year.

☐            Payments to the Generations Fund amount to $26 million.

					Update on Québec's
					Economic and
	November[1]		April to November[1]		Financial Situation
	2006[2]	2007	2006-2007[2]	2007-2008	2007-2008	Growth %

BUDGETARY REVENUE
Own-source revenue	3 412	4 071	30 459	31 945	48 453	- 1.9
Federal transfers	931	1 124	7 287	8 762	13 262	20.3
Total	4 343	5 195	37 746	40 707	61 715	2.1
BUDGETARY EXPENDITURE
Program spending	- 4 267	- 4 489	- 34 663	- 36 189	- 54 104	4.3
Debt service	- 586	- 551	- 4 573	- 4 597	- 6 989	0.9
Total	- 4 853	- 5 040	- 39 236	- 40 786	- 61 093	3.9
NET RESULTS OF CONSOLIDATED ORGANIZATIONS	13	10	159	- 35	41	—
REVENUE DEDICATED TO THE GENERATIONS FUND[3]	—	26	—	207	453	—
IMPACT OF THE ACCOUNTING REFORM	—	—	—	—	- 663	—
BUDGETARY BALANCE BEFORE PAYMENTS TO THE GENERATIONS FUND AND USE OF THE BUDGETARY RESERVE	- 497	191	- 1 331	93	453	—
Use of part of the budgetary reserve	—	0	—	200	200	—
Payments to the Generations Fund	—	- 26	—	- 407	- 653	—
BUDGETARY BALANCE[4]	- 497	165	- 1 331	- 114	0	—

1              This report does not reflect the changes in accounting methods announced in the reform of the government’s accounting policies.

2              Some comparative figures for 2006-2007 have been reclassified for consistency with the presentation adopted in 2007-2008.

3              The Generations Fund began operations on January 1, 2007.

4              Corresponds to the consolidated budgetary balance for the purposes of the Balanced Budget Act.

Cumulative results as at November 30, 2007

Budgetary balance

☐            Consistent with the historical trend, the cumulative results for the first eight months of the year show revenue lagging expenditure.

☐            For the period from April to November 2007, the budgetary balance shows expenditure exceeding revenue by $114 million. This is an improvement of $1.2 billion compared to last year’s results.

Budgetary revenue

☐            Budgetary revenue since the beginning of the year amounts to $40.7 billion, an increase of $3.0 billion compared to the same period last year.

☐            Own-source revenue stands at $31.9 billion, $1.5 billion more than as at November 30, 2006. This improvement is attributable in particular to economic growth, resulting in increased revenue from personal income tax and the sales tax.

☐            Federal transfers amount to $8.8 billion for the first eight months of the current fiscal year, an increase of $1.5 billion compared to the same period in 2006-2007.

Budgetary expenditure

☐            As at November 30, 2007, budgetary expenditure amounts to $40.8 billion, an increase of $1.5 billion compared to last year.

☐            Program spending is up by $1.5 billion compared to last year and stands at $36.2 billion. The most significant changes are in the Health and Social Services ($838 million) and the Education and Culture ($479 million) missions.

☐            Debt service amounts to $4.6 billion, up $24 million compared to November 30, 2006.

Generations Fund

☐            Payments to the Generations Fund amount to $407 million, including the additional payment of $200 million made further to the use of part of the budgetary reserve.

Net financial requirements

☐            For the period from April to November 2007, consolidated net financial requirements stand at $1.9 billion, a decline of $1.5 billion compared to last year.

☐            This reduction is attributable chiefly to the $1.4-billion improvement in the consolidated budgetary balance.

	November			April to November
	2006	2007	Changes	2006-2007	2007-2008	Changes

BUDGETARY REVENUE
Own-source revenue	3 412	4 071	659	30 459	31 945	1 486
Federal transfers	931	1 124	193	7 287	8 762	1 475
Total	4 343	5 195	852	37 746	40 707	2 961
BUDGETARY EXPENDITURE
Program spending	- 4 267	- 4 489	- 222	- 34 663	- 36 189	- 1 526
Debt service	- 586	- 551	35	- 4 573	- 4 597	- 24
Total	- 4 853	- 5 040	- 187	- 39 236	- 40 786	- 1 550
NET RESULTS OF CONSOLIDATED ORGANIZATIONS	13	10	- 3	159	- 35	- 194
Revenue dedicated to the Generations Fund	—	26	26	—	207	207
Use of part of the budgetary reserve	—	0	0	—	200	200
Payments to the Generations Fund	—	- 26	- 26	—	- 407	- 407
BUDGETARY BALANCE[1]	- 497	165	662	- 1 331	- 114	1 217
Revenue dedicated to the Generations Fund	—	26	26	—	207	207
CONSOLIDATED BUDGETARY BALANCE	- 497	191	688	- 1 331	93	1 424
Consolidated non-budgetary surplus (requirements)	217	- 358	- 575	- 2 009	- 1 970	39
CONSOLIDATED NET FINANCIAL SURPLUS (REQUIREMENTS)	- 280	- 167	113	- 3 340	- 1 877	1 463

1            Corresponds to the consolidated budgetary balance for the purposes of the Balanced Budget Act.

	November			April to November
			Changes			Changes
Revenue by source	2006	2007	%	2006-2007	2007-2008%
BUDGETARY REVENUE

Own-source revenue excluding
government enterprises
Income and property taxes
Personal income tax	1 266	1 433	13.2	10 986	12 161	10.7
Contributions to Health Services Fund	388	433	11.6	3 373	3 508	4.0
Corporate taxes	290	376	29.7	2 547	2 644	3.8
Consumption taxes	915	1 081	18.1	8 345	8 955	7.3
Other sources	201	214	6.5	1 639	1 839	12.2
Total	3 060	3 537	15.6	26 890	29 107	8.2
Revenue from government enterprises	352	534	51.7	3 569	2 838	- 20.5
Total own-source revenue	3 412	4 071	19.3	30 459	31 945	4.9
Federal transfers
Equalization	466	596	27.9	3 672	4 773	30.0
Health transfers	302	320	6.0	2 401	2 482	3.4
Transfers for post-secondary education and other social programs	88	119	35.2	694	924	33.1

Other programs	75	89	18.7	520	583	12.1
Total federal transfers	931	1 124	20.7	7 287	8 762	20.2
TOTAL BUDGETARY REVENUE	4 343	5 195	19.6	37 746	40 707	7.8

	November			April to November
			Changes			Changes
Expenditures by mission	2006	2007	%	2006-2007	2007-2008%
BUDGETARY EXPENDITURE

Program spending
Health and Social Services	1 971	2 200	11.6	14 819	15 657	5.7
Education and Culture	1 046	1 083	3.5	9 239	9 718	5.2
Economy and Environment	469	461	- 1.7	4 072	4 259	4.6
Support for Individuals and Families	420	445	6.0	3 417	3 544	3.7
Administration and Justice	361	300	- 16.9	3 116	3 011	- 3.4
Total program spending	4 267	4 489	5.2	34 663	36 189	4.4
Debt service	586	551	- 6.0	4 573	4 597	0.5
TOTAL BUDGETARY EXPENDITURE	4 853	5 040	3.9	39 236	40 786	4.0

For information on this monthly report, contact Luc Monty at 418 691-2225.

The report is also available on the ministère des Finances du Québec website: www.finances.gouv.qc.ca.